SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2021
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2021, incorporated by reference herein:
Exhibit

99.1

Release dated

November 30, 2021,

“RESULTS OF ANNUAL GENERAL MEETING”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 30, 2021

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
RESULTS OF ANNUAL

GENERAL MEETING
DRDGOLD shareholders (“ Shareholders
”) are advised that at the annual

general meeting (“
AGM ”) of
Shareholders held today,

30 November

2021, all the ordinary and special resolutions,

as set out in the
notice of

AGM dated

28 October

2021, were

approved by the

requisite majority

of Shareholders present,
or

represented

by

proxy

at

the

AGM.

Further

details

regarding

the

voting

results

for

each

of

the
resolutions are contained below.
All resolutions

proposed at

the AGM,

together

with the

number and

percentage

of shares

voted, the
percentage

of

shares

abstained,

as

well

as

the

percentage

of

votes

carried

for

and

against

each
resolution, are as follows:
Ordinary

resolution

number

1
:

Re-appointment

of

KPMG

Inc.

(with

the

designated

external

audit
partner being Riegert Stoltz) as the independent external

auditors of the Company

Shares Voted
763 550 848
88.31%

Abstained
0.05%

For
95.89%
Against
4.11%
Ordinary resolution number 2
: Re-election of Mr Riaan Davel as a director of the

Company
Shares Voted
763 438 663
88.30%

Abstained
0.06%

For
99.74%
Against
0.26%
Ordinary resolution number 3 : Re - election of Mr Edmund Jeneker as a director of the Company
Shares Voted Abstained For Against

763 449 823

88.30%

0.06%

93.16% 6.84%
Ordinary resolution number 4:
Re-election of Mrs Prudence Lebina as a director

of the Company
Shares Voted
763 446 913
88.30%

Abstained
0.06%

For
99.85%
Against
0.15%

Ordinary resolution number 5 : General authority to issue securities for cash
Shares Voted
763 386 148
88.29%

Abstained
0.07%

For
89.77%
Against
10.23%
Ordinary resolution numbers

6.1 – 6.4
: Re-appointment of Audit Committee members
Ordinary resolution number 6.1 : Re-appointment of Mr Johan Holtzhausen (Chairman)
Shares Voted
763 499 593
88.31%

Abstained
0.05%

For
99.79%
Against
0.21%
Ordinary resolution number 6.2 : Re-appointment of Mr Jean Nel
Shares Voted
763 496 493
88.31%

Abstained
0.05%

For
94.03%
Against
5.97%
Ordinary resolution number 6.3 : Re-appointment of Mrs Prudence Lebina
Shares Voted
763 477 883
88.31%

Abstained
0.06%

For
99.92%
Against
0.08%
Ordinary resolution number 6.4 : Re-appointment of Mrs Charmel Flemming
Shares Voted Abstained For Against

763 481 093
88.31%

0.05%

99.92% 0.08%
Ordinary resolution number 7 : Endorsement of the Remuneration Policy
Shares Voted
762 754 118
88.22%

Abstained
0.14%

For
98.76%
Against
1.24%
Ordinary resolution number 8 : Endorsement of the Implementation Report
Shares Voted
762 866 413
88.23%

Abstained
0.13%

For
99.02%
Against
0.98%
Ordinary resolution number 9 : Authority for the directors to sign all required documents
Shares Voted
763 249 543
88.28%

Abstained
0.08%

For
99.94%
Against
0.06%
Special resolution number 1 : General authority to repurchase issued securities
Shares Voted
763 519 663
88.31%

Abstained
0.05%

For
95.56%
Against
4.44%

Special resolution number 2
: General authority to provide financial assistance

in terms of sections 44
and 45 of the Companies Act,

No. 71 of 2008
Shares Voted
762 824 493
88.23%

Abstained
0.13%

For
99.08%
Against
0.92%
Special resolution number 3 : Approval of non-executive directors’ remuneration
Shares Voted
762 875 913
88.24%

Abstained
0.12%

For
94.45%
Against
5.55%
Notes
-

Percentages

of

shares

voted

are

calculated

in

relation

to

the

total

issued

share

capital

of
DRDGOLD.
-

Percentages of

shares voted

for and

against are

calculated

in relation

to the

total number

of
shares voted for each resolution.
-

Abstentions

are

calculated

as

a

percentage

in

relation

to

the

total

issued

share

capital

of
DRDGOLD.
Shareholders are referred

to the announcements

published by the

Company on SENS

on 26 January
2021 and 17 August 2021, wherein Shareholders

were advised that Mr Geoffrey Campbell’s

tenure as
a director and chairman of the board of directors (“ Board ”) of the Company would come to an end with effect from 1 December

2021 and that Mr

Timothy Cumming

would replace Mr

Campbell as chairman
of the

Board.

Shareholders

are hereby

advised that

Mr Campbell

formally retired

as an

independent
non-executive director and chairman at the conclusion

of the AGM.
Johannesburg

30 November 2021
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